

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 27, 2017

Sidney Xuande Huang
Chief Financial Officer
JD.com Inc.
20th Floor Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People's Republic of China

> **Re:** **JD.com Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 1-36450**

Dear Mr. Huang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Note 2 Summary of significant accounting policies,

n. Loan Receivable, net page F-20

1. Please tell us your consideration of the disclosure requirements in ASC 310-10-50-1 through 34 related to your loans receivable.

<u>v. other investments, page F-23</u>

2. Please tell us more about the nature of your other investments. Additionally, please tell us your consideration of the disclosure requirements in ASC 825-10-50-10-b, ASC 825-10-50-28f and ASC 825-10-30a through c.

<u>Note 30 Commitments and contingencies</u>

<u>Legal proceedings, page F-71</u>

3. Please tell us your consideration of disclosures related to unrecognized contingencies related to reasonably possible losses that may have been incurred. Refer to ASC 450-20-50-3 and 4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Z. Julie Gao, Partner, Skadden, Arps, Slate, Meagher & Flom LLP